SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: 29 April, 2010	By:	/S/ RONG GUANGDAO
	Name:	Rong Guangdao
	Title:	Chairman

To: Business Editor

[For Immediate Release]

Shanghai Petrochemical Announces Results for the First Quarter of 2010

Net Profit Rises 445.51% to RMB895 Million

Hong Kong, April 28, 2010 … Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical” or the “Company”) (HKEx: 00338; SSE: 600688; NYSE: SHI) announced today the unaudited operating results of the Company and its subsidiaries (the “Group”) for the three-month period ended March 31, 2010 (the “Period”).

Under the China Accounting Standards for Business Enterprises, the Group’s operating income for the Period amounted to RMB18.739 billion, representing an increase of 106.54% over the corresponding period of the previous year. Operating profit for the Period was RMB1.145 billion, up 683.44% year-on-year. Net profit attributable to equity shareholders of the Company for the Period amounted to RMB895 million, an increase of 445.51% year-on-year. Basic earnings per share was RMB0.124 (1Q 2009: RMB0.023).

Mr. Rong Guangdao, Chairman of Shanghai Petrochemical, said, “In the first quarter of 2010, China’s macroeconomic situation remained positive, leading to a continued growth in market demand for domestic petroleum and petrochemical products. The Group actively capitalized on market opportunities and maintained the operation of production plants for a long cycle and at full capacity. As such, sales volumes and sales prices increased significantly as compared to the corresponding period of the previous year which in turn led to a strong performance in operating results.”

Shanghai Petrochemical is one of the largest petrochemical companies in the PRC and was one of the first Chinese companies to effect a global securities offering. Located at Jinshanwei in the southwest of Shanghai, it is a highly integrated petrochemical complex which processes crude oil into a broad range of products in synthetic fibres, plastics and resins, intermediate petrochemicals and refined oil products.

***

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks such as: the risk that the PRC economy may not grow at the same rate in future periods as it has in the last several years, or at all, the risk that the PRC government’s implementation of macro-economic control measures to curb over-heating of the PRC economy may adversely affect the company; uncertainty as to global economic growth in future periods; the risk that prices of the Company’s raw materials, particularly crude oil, will continue to increase; the risk of not being able to raise the prices of the Company’s products as is appropriate thus adversely affecting the Company’s profitability; the risk that new marketing and sales strategies may not be effective; the risk that fluctuations in demand for the Company’s products may cause the Company to either over-invest or under-invest in production capacity in one or more of its four major product categories; the risk that investments in new technologies and development cycles may not produce the benefits anticipated by management; the risk that the trading price of the Company’s shares may decrease for a variety of reasons, some of which may be beyond the control of management; competition in the Company’s existing and potential markets; and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update this forward-looking information, except as required under applicable law.

– End –

Encl: Consolidated Income Statement (Unaudited)

For further information, please contact:

Ms. Leona Zeng / Ms. Christy Lai

Rikes Hill & Knowlton Limited

Tel: (852) 2520 2201 Fax: (852) 2520 2241

Sinopec Shanghai Petrochemical Company Limited

Consolidated Income Statement (Unaudited)

	For the three-month period ended 31 March
	2010	2009
	RMB’000	RMB’000

Operating Income	18,739,405	9,072,948
Less:
Operating costs	15,860,056	7,469,981
Business taxes and surcharges	1,268,101	892,265
Selling and distribution expenses	125,493	87,642
General and administrative expenses	469,293	466,906
Financial expenses	64,298	111,022
Impairment loss/(reversal)	839	(16,767)
Add:
Loss from changes in fair value	—	(10,311)
Investment income	194,011	94,605
(Including: income from investment in associates and jointly controlled entities)	194,025	39,250

Operating profit	1,145,336	146,193
Add:
Non-operating income	6,814	96,194
Less:
Non-operating expenses	9,887	7,803
(Including: Loss from disposal of non-current assets)	2,772	887

Profit before income tax	1,142,263	234,584
Less:
Income tax	247,746	57,087

Net profit for the period	894,517	177,497

Attributable to:
Equity shareholders of the Company	895,015	164,071
Minority shareholders	(498)	13,426

Earnings per share
Basic and diluted earnings per share	0.124	0.023

Other total comprehensive income	—	13,386

Total comprehensive income	894,517	190,883

Attributable to equity shareholders of the Company	895,015	177,457
Attributable to minority shareholders	(498)	13,426

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Resolutions of the 12th Meeting of the Sixth Session of the Board of Directors

The Company and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The notice for convening the 12th meeting of the sixth session of the board of directors (the “Board”) (the “Meeting”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was sent to all directors of the Company (the “Directors”) on 14 April 2010 by facsimile transmission and mail. The Meeting was held by way of correspondence on 28 April 2010. Of the 12 directors entitled to attend the Meeting, all were in attendance. Members of the supervisory committee and the senior management of the Company attended the Meeting. The convening of the Meeting complied with the Company Law of the People’s Republic of China and the articles of association of the Company (“Articles of Association”). Mr. Rong Guangdao, Chairman, presided over the Meeting. The Board considered and approved the following resolutions:

Resolution 1 The Form 20-F to be filed with the Securities and Exchange Commission of the United States of America was approved with 12 votes in favor, 0 vote against and 0 abstention and that the relevant information on the Meeting will also be submitted to the New York Stock Exchange.

Resolution 2 The 2010 first quarterly report was approved with 12 votes in favor, 0 vote against and 0 abstention.

Resolution 3 The resolution on the appointment of Mr. Wu Haijun as Director to fill up the vacancy in the sixth session of the Board was approved with 12 votes in favor, 0 vote against and 0 abstention.

Mr. Han Zhihao, Director of the sixth session of the Board, submitted on April 28 2010 his request to resign his directorship by reason of his age. In accordance with the Articles of Association, Mr. Han Zhihao’s resignation has become effective on April 28 2010 when his resignation was delivered. The Board of the Company is grateful to Mr. Han for the diligence in his work and his contribution to the Company’s development while working as director.

The Board of the Company nominated Mr. Wu Haijun as a candidate for Director of the sixth session of the Board and submitted the nomination to the annual general meeting for consideration.

The biography of Mr. Wu Haijun is set out below.

Resolution 4 The appointment of Mr. Zhang Zhiliang as Vice President of the Company was considered and approved with 12 votes in favor, 0 vote against and 0 abstention. Mr. Zhang’s appointment will have immediate effect and carries the same term of service as that of President and Vice Presidents of the current session of the Board.

The biography of Mr. Zhang Zhiliang is set out below.

Resolution 5 The proposed amendment to the Articles of Association and its appendices was approved with 12 votes in favor, 0 vote against and 0 abstention. The proposed amendment was agreed to be submitted to the annual general meeting for consideration and a mandate will be granted to the Board of the Company to transact all relevant matters regarding any application, reporting and approval, registration and filing requirements in relation to such amendment to the Articles of Association and its appendices, including making appropriate text revisions in accordance with any revision requests of any relevant PRC approval authorities and the listing rules of any stock exchanges on which the Company’s securities are listed.

The proposed amendment to the Articles of Association and its appendices is contained in the shareholder circular of the Company that will be dispatched to holders of H shares, and will be released on the website of the Shanghai Stock Exchange (www.sse.com.cn) together with the Notice of 2009 Annual General Meeting on the same day.

Independent directors Mr. Chen Xinyuan, Mr. Sun Chiping, Mr. Jiang Zhiquan and Mr. Zhou Yunnong expressed no disagreement to Mr. Han Zhihao’s departure from directorship, the appointment of Mr. Wu Haijun as Director to fill up the vacancy in the sixth session of the Board or the appointment of Mr. Zhang Zhiliang as Vice President of the Company.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 28 April 2010

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Li Honggen, Shi Wei and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

Biographies of Mr. Wu Haijun and Mr. Zhang Zhiliang

Wu Haijun, aged 47, is Director and President of Shanghai Secco Petrochemical Company Limited. Mr. Wu joined Shanghai Petrochemical Complex (the “Complex”) in 1984 and held various positions including Deputy Director and Director of the Company’s No.2 Chemical Plant as well as manager of the Chemical Division. He was Vice President of the Company from May 1999 to March 2006 and Director of the Company from June 2004 to June 2006. He was manager and Secretary of the Communist Party Committee of the Chemical Sales Branch Office of China Petroleum & Chemical Corporation from December 2005 to March 2008. From December 2005 to April 2010, he was Director of the Chemical Business Department of China Petroleum & Chemical Corporation. In April 2010, he was appointed as Director and President of Shanghai Secco Petrochemical Company Limited (“Shanghai Secco”). Mr. Wu graduated from the East China Institute of Chemical Technology in 1984, majoring in chemical engineering, and obtained a Bachelor of Engineering degree. In 1997, he obtained an MBA from the China Europe International Business School. He is a senior engineer by professional title. Save as disclosed above, Mr. Wu has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller, and does not hold any of the Company’s shares.

Zhang Zhiliang, aged 56, is committee member of the Communist Party Committee of the Company. Mr Zhang joined the Complex in 1977 and held various positions including Deputy Director and Director of the No.1 Chemical Plant of the Complex, as well as assistant manager and manager of the Company’s Refining and Chemical Division. He was Vice President of the Company from April 1997 to March 2006. He was Director of the Company from June 1997 to June 2003. He was Director of Shanghai Secco from November 2002 to April 2010, and Vice President of Shanghai Secco from January 2006 to November 2006. He was President of Shanghai Secco from November 2006 to April 2010. In April 2010, he was appointed as committee member of the Communist Party Committee of the Company. Mr. Zhang graduated from Fudan University in 1977, majoring in high molecular chemistry. He graduated from Shanghai No.2 Industrial University in 1999, majoring in Applied Computer Management. He is a senior cadre of professorate rank. Save as disclosed above, Mr. Zhang has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller, and does not hold any of the Company’s shares.

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

2010 First Quarterly Report

This announcement is published simultaneously in Shanghai and Hong Kong. This announcement is published pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange in the People’s Republic of China and pursuant to the disclosure obligations under Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

§1	IMPORTANT MESSAGE

1.1	The board of directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company”) as well as its directors, supervisors and senior management warrant that there are no false representations or misleading statements contained in, or material omissions from, the 2010 first quarterly report, and severally and jointly accept full responsibility for the truthfulness, accuracy and completeness of the information contained in the 2010 first quarterly report.

1.2	All of the Company’s directors attended the Board meeting convened on 28 April 2010 to approve the 2010 first quarterly report.

1.3	The financial statements of the Company’s 2010 first quarterly report were unaudited.

1.4	Mr. Rong Guangdao, Chairman and President of the Company, Mr. Ye Guohua, Chief Financial Officer overseeing the accounting operations and Mr. Zhou Meiyun, Finance Manager and person-in-charge (Accounting Chief) hereby warrant the truthfulness and completeness of the financial report contained in the 2010 first quarterly report.

§2	BASIC INFORMATION OF THE COMPANY

2.1	Major Accounting Data and Financial Indicators

Currency: RMB

	As at the end of the reporting period (31 March 2010)	As at the end of the previous year (31 December 2009)	Increase/(decrease) as compared to the end of the previous year (%)

Total assets (RMB’000)	31,008,215	30,458,322	1.805
Equity attributable to equity shareholders of the Company (RMB’000)	16,242,068	15,346,073	5.839
Net asset value per share attributable to equity shareholders of the Company (RMB)	2.256	2.131	5.839

	From the beginning of the year to the end of the reporting period (January 2010 to March 2010)	Increase/(decrease) as compared to the corresponding period of the previous year (%)
Net cash flow from operating activities (RMB’000)	(335,612)	(118.679)
Net cash flow per share from operating activities (RMB)	(0.047)	(118.679)

	The reporting period (January 2010 to March 2010)	From the beginning of the year to the end of the reporting period (January 2010 to March 2010)	Increase/(decrease) as compared to the corresponding period of the previous year (%)
Net profit attributable to equity shareholders of the Company (RMB’000)	895,015	895,015	445.505
Basic earnings per share (RMB)	0.124	0.124	445.505
Basic earnings per share excluding non-recurring items (RMB)	0.125	0.125	1,150.000
Diluted earnings per share (RMB)	0.124	0.124	445.505
Fully diluted return on net assets (%)	5.510	5.510	Increased by 4.340 percentage points
Fully diluted return on net assets excluding non-recurring items (%)	5.524	5.524	Increased by 5.016 percentage points

Excluding non-recurring items and amount:

Non-recurring items	From the beginning of the year to the end of the reporting period (January 2010 to March 2010) (RMB’000)

Net loss from disposal of non-current assets	(2,509)
Employee reduction expenses	(699)
Government grants accounted for in profit and loss (except for government grants under the State’s unified standards on quota and amount entitlements and closely related to corporate business)	2,500
Interest income from entrusted loan	563
Other non-operating income and expenses other than those mentioned above	(3,064)
Income tax effect	802
Effect due to minority shareholders equity (after tax)	186

Total	(2,221)

2.2	Number of shareholders as at 31 March 2010 and shareholding of the top ten shareholders of shares in circulation

Total number of shareholders as at 31 March 2010 114,814

Shareholding of the top ten shareholders of shares in circulation

Name of shareholder	Number of shares in circulation held as at 31 March 2010	Type of shares
HKSCC (Nominees) Ltd.	2,300,402,101	Overseas listed foreign shares
China Minsheng Banking Corp., Ltd. — Orient Selected Mixed Open-end Securities Investment Fund	54,800,000	RMB-denominated ordinary shares
China Construction Bank — CIFM China Advantage Fund	37,679,485	RMB-denominated ordinary shares
Bank of China-Harvest Steady and Open Securities Investment Fund	27,863,884	RMB-denominated ordinary shares
Bank of China-Harvest Income Growth Securities Investment Fund ]	17,994,280	RMB-denominated ordinary shares
China Life Insurance Company Limited — Dividend — Individual Dividend — 005L — FH002 Shanghai	13,844,819	RMB-denominated ordinary shares
China Life Insurance Company Limited — Traditional — Ordinary Insurance Product — 005L — CT001 Shanghai	13,678,194	RMB-denominated ordinary shares
China Life Insurance (Group) Company Limited — Traditional — General Insurance Products	9,406,740	RMB-denominated ordinary shares
Bank Of China Limited — Harvest Research Selective Equity Securities Investment Fund	7,791,741	RMB-denominated ordinary shares
Bank of China — Harvest Shanghai and Shenzhen 300 Index Securities Investment Fund	6,244,342	RMB-denominated ordinary shares

§3	IMPORTANT ITEMS

3.1	Situation and reasons for the significant changes in the items of accounting statements and financial indicators of the Company

Unit: RMB’000

Item	For the three months ended 31 March		Increase/ (decrease) amount	Change (%)	Reason for change
	2010	2009
Operating income	18,739,405	9,072,948	9,666,457	106.54	Sales volumes and sales prices for the three months ended 31 March 2010 increased significantly as compared to the corresponding period of the previous year.
Operating profit	1,145,336	146,193	999,143	683.44	Sales volumes for the three months ended 31 March 2010 increased significantly as compared to the corresponding period of the previous year, which led to a strong performance in operating results.
Profit before income tax	1,142,263	234,584	907,679	386.93
Net profit for the period	894,517	177,497	717,020	403.96
Net profit attributable to equity shareholders of the Company	895,015	164,071	730,944	445.51
Total comprehensive income	894,517	190,883	703,634	368.62
Total comprehensive income attributable to equity shareholders of the Company	895,015	177,457	717,558	404.36
Operating costs	15,860,056	7,469,981	8,390,075	112.32	For the three months ended 31 March 2010, cost of crude oil and products sales volume increased significantly as compared to the corresponding period of the previous year.
Business taxes and surcharges	1,268,101	892,265	375,836	42.12	Sales volume of petroleum products increased.
Selling and distribution expenses	125,493	87,642	37,851	43.19	With increased sales, selling and distribution expense increased correspondingly.
Investment income	194,011	94,605	99,406	105.07	Under equity accounting method, investment income from share of the profits of associates increased.
Income tax	247,746	57,087	190,659	333.98	With strong performance in operating results, income tax increased correspondingly.

3.2	Implementation of dividend policy during the reporting period

The 2009 profit distribution plan was passed at the 11th meeting of the sixth session of the Board meeting held on 26 March 2010. Based on the total share capital of 7.2 billion shares as at 31 December 2009, a dividend of RMB0.30 (tax inclusive) per 10 shares is distributed. The distribution plan is subject to the approval by the Company’s 2009 annual general meeting.

§4	APPENDIX

4.1	Consolidated Balance Sheet (unaudited)

As at 31 March 2010

	31 March 2010 RMB’000 (unaudited)	31 December 2009 RMB’000 (audited)
Assets
Current assets
Cash at bank and on hand	212,815	125,917
Bills receivable	1,266,261	603,701
Accounts receivable	878,498	534,948
Prepayments	448,330	127,568
Dividends receivable	1,225	—
Other receivables	68,924	85,457
Inventories	7,169,680	6,883,834
Other current assets	4,606	700,000

Total current assets	10,050,339	9,061,425

Non-current assets
Long-term receivables	100,000	100,000
Long-term equity investments	3,157,445	2,969,646
Investment property	475,933	479,247
Fixed assets	14,817,909	15,205,731
Construction in progress	407,635	363,646
Intangible assets	552,279	557,172
Long-term deferred expenses	182,560	212,325
Deferred tax assets	1,264,115	1,509,130

Total non-current assets	20,957,876	21,396,897

Total assets	31,008,215	30,458,322

Liabilities and Shareholders’ equity
Current liabilities
Short-term loans	7,714,596	6,700,398
Bills payable	976,634	722,271
Accounts payable	3,522,030	3,664,996
Advances from customers	437,091	529,282
Employee benefits payable	26,043	27,674
Taxes payable	498,823	635,930
Interest payable	7,790	20,155
Other payables	676,202	903,944
Short-term debentures payable	—	1,000,000
Non-current liabilities due within one year	74,275	74,275

Total current liabilities	13,933,484	14,278,925

Non-current liabilities
Long-term loans	304,258	304,258
Other non-current liabilities	238,211	234,781

Total non-current liabilities	542,469	539,039

Total liabilities	14,475,953	14,817,964

Shareholders’ equity
Share capital	7,200,000	7,200,000
Specific reserve*	980	—
Capital reserve	2,882,278	2,882,278
Surplus reserve	4,801,766	4,801,766
Retained earnings	1,357,044	462,029

Total equity attributable to equity shareholders of the Company	16,242,068	15,346,073
Minority interests	290,194	294,285

Total equity	16,532,262	15,640,358

Total liabilities and shareholders’ equity	31,008,215	30,458,322

*	Specific reserve represents safety fees accrued in accordance to national regulations.

Balance Sheet (unaudited)

As at 31 March 2010

	31 March 2010 RMB’000 (unaudited)	31 December 2009 RMB’000 (audited)
Assets
Current assets
Cash at bank and on hand	129,492	101,076
Bills receivable	1,086,044	542,739
Accounts receivable	772,998	432,686
Prepayments	446,330	125,419
Other receivables	30,007	49,270
Inventories	6,912,204	6,658,450
Other current assets	4,606	700,000

Total current assets	9,381,681	8,609,640

Non-current assets
Long-term equity investments	4,225,084	4,035,372
Investment property	535,752	539,482
Fixed assets	14,157,475	14,541,119
Construction in progress	407,367	353,637
Intangible assets	442,191	445,450
Long-term deferred expenses	181,060	210,575
Deferred tax assets	1,263,754	1,508,769

Total non-current assets	21,212,683	21,634,404

Total assets	30,594,364	30,244,044

Liabilities and Shareholders’ equity
Current liabilities
Short-term loans	7,416,196	6,424,998
Bills payable	1,000,821	878,105
Accounts payables	3,144,887	3,350,364
Advances from customers	398,236	513,071
Employee benefits payable	22,845	24,118
Taxes payable	497,491	627,964
Interest payable	7,790	20,155
Other payables	1,302,319	1,518,220
Short-term debentures payable	—	1,000,000

Total current liabilities	13,790,585	14,356,995

Non-current liabilities
Long-term loans	450,000	450,000
Other non-current liabilities	238,211	234,781

Total non-current liabilities	688,211	684,781

Total liabilities	14,478,796	15,041,776

Shareholders’ equity
Share capital	7,200,000	7,200,000
Specific reserve*	980	—
Capital reserve	2,882,278	2,882,278
Surplus reserve	4,801,766	4,801,766
Retained earnings	1,230,544	318,224

Total equity	16,115,568	15,202,268

Total liabilities and shareholders’ equity	30,594,364	30,244,044

*	Specific reserve represents safety fees accrued in accordance to national regulations.

Consolidated Income Statements (unaudited)

For the three months ended 31 March 2010

	2010 RMB’000 (unaudited)	2009 RMB’000 (unaudited)
Operating income	18,739,405	9,072,948
Less: Operating costs	15,860,056	7,469,981
Business taxes and surcharges	1,268,101	892,265
Selling and distribution expenses	125,493	87,642
General and administrative expenses	469,293	466,906
Financial expenses	64,298	111,022
Impairment loss/(reversal)	839	(16,767)
Add: Loss from changes in fair value	—	(10,311)
Investment income	194,011	94,605

(Including: income from investment in associates and jointly controlled entities)	194,025	39,250
Operating profit	1,145,336	146,193
Add: Non-operating income	6,814	96,194
Less: Non-operating expenses	9,887	7,803
(Including: losses from disposal of non-current assets)	2,772	887

Profit before income tax	1,142,263	234,584
Less: Income tax	247,746	57,087

Net profit for the period	894,517	177,497

Attributable to:
Equity shareholders of the Company	895,015	164,071
Minority shareholders	(498)	13,426
Earnings per share:
Basic and diluted earnings per share	0.124	0.023

Other total comprehensive income	—	13,386

Total comprehensive income	894,517	190,883

Attributable to equity shareholders of the Company	895,015	177,457
Attributable to minority shareholders	(498)	13,426

Income Statements (unaudited)

For the three months ended 31 March 2010

	2010 RMB’000 (unaudited)	2009 RMB’000 (unaudited)
Operating income	16,448,477	7,913,698
Less: Operating costs	13,616,456	6,385,891
Business taxes and surcharges	1,267,471	891,656
Selling and distribution expenses	104,320	68,861
General and administrative expenses	436,992	412,719
Financial expenses	60,785	105,444
Impairment loss/(reversal)	—	(11,609)
Add: Loss from changes in fair value	—	(10,311)
Investment income	197,118	75,405
(Including: income from investment in associates and jointly controlled entities)	189,712	35,682

Operating profit	1,159,571	125,830
Add: Non-operating income	6,691	95,813
Less: Non-operating expenses	8,927	7,668
(Including: losses from disposal of non-current assets)	1,872	816

Profit before income tax	1,157,335	213,975
Less: Income tax	245,015	44,573

Net profit for the period	912,320	169,402

Other total comprehensive income for the period	—	22,155

Total comprehensive income	912,320	191,557

Consolidated Cash Flow Statement (unaudited)

For the three months ended 31 March 2010

	2010 RMB’000 (Unaudited)	2009 RMB’000 (Unaudited)
Cash flows from operating activities:
Cash received from sale of goods and rendering of services	20,944,180	10,211,546
Other cash received relating to operating activities	4,051	1,144

Sub-total of cash inflows from operating activities	20,948,231	10,212,690

Cash paid for goods and services	(18,607,269)	(7,372,278)
Cash paid to and for employees	(397,974)	(393,897)
Cash paid for all types of taxes	(2,203,484)	(583,443)
Other cash paid relating to operating activities	(75,116)	(66,313)

Sub-total of cash outflows from operating activities	(21,283,843)	(8,415,931)

Net cash (outflow)/inflow from operating activities	(335,612)	1,796,759

Cash flows from investing activities:
Cash received from disposal of investments	700,000	57,572
Cash received from investment income	4,987	—
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	1,047	95,555
Other cash received relating to investing activities	6,979	4,487

Sub-total of cash inflows from investing activities	713,013	157,614

Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(221,636)	(557,854)

Sub-total of cash outflows from investing activities	(221,636)	(557,854)

Net cash inflow/(outflow) from investing activities	491,377	(400,240)

Cash flows from financing activities:
Cash received from borrowings	11,823,830	4,664,330

Sub-total of cash inflows from financing activities	11,823,830	4,664,330

Cash repayments of borrowings	(11,810,620)	(5,909,830)
Cash paid for dividends, profits distribution and interest	(82,032)	(126,489)

Sub-total of cash outflows from financing activities	(11,892,652)	(6,036,319)

Net cash outflow from financing activities	(68,822)	(1,371,989)

Effect of foreign exchange rate changes on cash and cash equivalents	(45)	(65)

Net increase in cash and cash equivalents	86,898	24,465
Add: Cash and cash equivalents at the beginning of the period	125,917	627,685

Cash and cash equivalents at the end of the period	212,815	652,150

Cash Flow Statement (unaudited)

For the three months ended 31 March 2010

	2010 RMB’000 (Unaudited)	2009 RMB’000 (Unaudited)
Cash flows from operating activities:
Cash received from sale of goods and rendering of services	18,238,605	8,890,076
Other cash received relating to operating activities	3,928	775

Sub-total of cash inflows from operating activities	18,242,533	8,890,851

Cash paid for goods and services	(16,034,085)	(6,231,075)
Cash paid to and for employees	(368,189)	(342,206)
Cash paid for all types of taxes	(2,164,587)	(577,564)
Other cash paid relating to operating activities	(52,586)	(46,164)

Sub-total of cash outflows from operating activities	(18,619,447)	(7,197,009)

Net cash (outflow)/inflow from operating activities	(376,914)	1,693,842

Cash flows from investing activities:
Cash received from disposal of investments	700,000	41,041
Cash received from investment income	7,406	—
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	971	95,613
Other cash received relating to investing activities	4,956	2,935

Sub-total of cash inflows from investing activities	713,333	139,589

Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(221,554)	(557,341)

Sub-total of cash outflows from investing activities	(221,554)	(557,341)

Net cash inflow/(outflow) from investing activities	491,779	(417,752)

Cash flows from financing activities:
Cash received from borrowings	11,790,830	4,623,821

Sub-total of cash inflows from financing activities	11,790,830	4,623,821

Cash repayments of borrowings	(11,800,409)	(5,829,186)
Cash paid for dividends, profits distribution and interest	(76,826)	(121,168)

Sub-total of cash outflows from financing activities	(11,877,235)	(5,950,354)

Net cashflow from financing activities	(86,405)	(1,326,533)

Effect of foreign exchange rate changes on cash and cash equivalents	(44)	(65)

Net increase/(decrease) in cash and cash equivalents	28,416	(50,508)
Add: Cash and cash equivalents at the beginning of the period	101,076	294,786

Cash and cash equivalents at the end of the period	129,492	244,278

By order of the Board Rong Guangdao Chairman

Shanghai, the PRC, 28 April 2010

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Li Honggen, Shi Wei and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.